[Ober|Kaler Letterhead]

January 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

ATTN: Jonathan E. Gottlieb, Esq.

Re:	Carroll Bancorp, Inc.
Registration Statement on Form S-1
Originally Filed November 13, 2013
File No. 333-192294

Dear Mr. Gottlieb:

On behalf of Carroll Bancorp, Inc. (the “Company”), we have filed today Pre-Effective Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Unless otherwise noted, the Company has authorized us to make the various factual representations contained in this letter.

For your convenience, each of the comments set forth in your letter dated January 13, 2014 to Russell J. Grimes of the Company is set forth below, followed by the Company’s response. The numbered responses below correspond to the numbered comments in your letter.

General

1.	Revise to include updated information for Item 11(l) of Form S-1. See CD&I Question 117.05 of the Securities Act Forms.

We have provided the requested information in accordance with the Staff’s comment. Please see pages 40 through 47 of the Amendment.

Prospectus Cover Page

2.	The offering does not appear to qualify for not including the price and share information as required by Items 501(b)(2) and (3) of Regulation S-K. Revise to include

U.S. Securities and Exchange Commission

January 27, 2014

the number of rights, shares, warrants and shares underlying the warrants as well as the number of units per subscription right, the unit price and the warrant exercise price in a pre-effective amendment or provide the staff with a legal analysis as to why you believe such information can be excluded. See CD&I Questions 227.02 and 227.03 of the Securities Act Rules.

In accordance with our discussion on January 16, the Company will file immediately prior to effectiveness of the Registration Statement a pre-effective amendment that includes the number of rights, shares, warrants and shares underlying the warrants as well as the number of units per subscription right, the unit price and the warrant exercise price.

3.	Revise to disclose the information required by Item 501(b)(8) of Regulation S-K. In this regard, clarify if there is a minimum.

We have revised the disclosure in accordance with the Staff’s comment. Please see the fourth paragraph of the cover page of the Prospectus, which states that the offering is on a best efforts basis and that there is no minimum number of Units that the Company must sell in order to complete the offering.

4.	Revise to disclose the ending date of the offering as well as the date to which it may be extended. In addition, disclose the Record Date.

We have revised the Prospectus to disclose the Record Date. At this time the Company anticipates that the ending date of the offering will be 30 days after the commencement date, and that the date to which it may be extended will be 30 days after the ending date. As a result both of these dates are dependent on the commencement date of the offering, which the Company intends to set just prior to the anticipated effectiveness of the Registration Statement. Therefore, this information is currently unknown to the Company, and there is no reasonable means for the Company to know these dates at this time. As such, this information has been excluded from the Registration Statement in accordance with Rule 409 promulgated under the Securities Act of 1933. We will, however, include the ending date of the offering and the date to which it may be extended in the pre-effective amendment the Company files immediately prior to effectiveness of the Registration Statement, as discussed further in response to comment number 2.

Questions and Answers

Will our directors and …, page 5

5.	Revise to disclose the missing information.

As the Company’s officers and directors have indicated a dollar amount of the Units they intend to purchase in the offering, the number of Units that will be purchased by the Company’s officers and directors is dependent on the offering price. As a result the number of shares of common stock and percentage of the shares of common stock the officers and directors will own after the offering is also dependent on the offering price. Therefore, we will include this information in the pre-effective amendment filed immediately prior to effectiveness, as further discussed above in our response to comment number 2.

U.S. Securities and Exchange Commission

January 27, 2014

Exhibit 5, Legal Opinion

6.	Revise to clarify in the first paragraph on page 2 of the Opinion that “…also assumed the due authorization by all requisite action…” does not include assuming that all corporate actions necessary to authorize the issuance of the securities

We have revised the Opinion in accordance with the Staff’s comment. Please see page 2 of the Opinion.

7.	Revise number 1. On page 2 to revise “,the Shares,” on the second line to add, “and the Units” as the Units must also be opined upon.

We have revised the opinion to address the legality of the Units in accordance with the Staff’s comment. However, we have revised opinion number 2 in this regard in accordance with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Topic II.B.1.h, which notes that the Division traditionally requests a binding obligation opinion with respect to the legality of units comprised of two or more underlying securities.

8.	Revise to delete the second full paragraph on page 3 or revise to indicate the opinion does apply to all applicable Maryland statutory provisions and reported judicial decisions interpreting these laws.

We note that this paragraph of our opinion excluded solely “the securities laws of the State of Maryland” and the related rules, regulations and any reported judicial decisions in this regard. We note that Section II.B.3.c of Staff Legal Bulletin No. 19, Qualifications Regarding the Scope of the Opinion, provides that “[c]ounsel may also exclude state blue sky securities law matters.” Since the cited paragraph excludes solely the Maryland Securities Act and related rules, regulations and judicial decisions, we believe that inclusion of this paragraph is appropriate pursuant to the guidance outlined in the Staff Legal Bulletin.

*                                 *                                 *                                *                                 *

We believe that the Amendment is responsive to your comments. If we can be of assistance in facilitating the staff’s review, please contact the undersigned at (410) 347-7341 or psomergreif@ober.com.

Sincerely,

/s/ Penny Somer-Greif

Penny Somer-Greif

cc:	Russell J. Grimes
Carroll Bancorp, Inc.